SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                      Integrated Electrical Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45811E103
                                 (CUSIP Number)

                               Jeffrey L. Gendell
       237 Park Avenue, 9th Floor, New York, New York 10017 (212) 692-3695
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 27, 2001
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45811E103                 13D                  Page 2 of 17 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       Tontine Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            953,920
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            953,920
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                            953,920
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 2.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45811E103                 13D                  Page 3 of 17 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Tontine Power Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               25,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               25,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               25,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                               0.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45811E103                 13D                  Page 4 of 17 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               978,920
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               978,920
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               978,920
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                               2.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45811E103                 13D                  Page 5 of 17 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Tontine Associates, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               20,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               20,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               20,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                               0.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                               IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45811E103                 13D                  Page 6 of 17 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Tontine Overseas Associates, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                970,280
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                970,280
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                970,280
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45811E103                 13D                  Page 7 of 17 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Jeffrey L. Gendell

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                115,300
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              1,969,200
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                115,300
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,969,200
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              2,084,500
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.3%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45811E103                 13D                  Page 8 of 17 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, par value $1.00 (the "Common Stock") of Integrated Electrical Services, Inc. (the "Company"). The Company's principal executive offices are located at 1800 West Loop South, Suite 500, Houston, TX.

Item 2.     Identity and Background.

     (a)  This statement is filed by:
          (i) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;
         (ii) Tontine Power Partners, L.P., a Delaware limited partnership ("TPP"), with respect to the shares of Common Stock directly owned by it;
        (iii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TP and TPP;
         (iv) Tontine Associates, L.L.C., a Delaware limited liability company ("TA"), which serves as the investment manager to certain managed accounts, with respect to the shares of Common Stock directly owned by the managed accounts; and
         (v) Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), which serves as the investment manager to certain managed accounts, with respect to the shares of Common Stock directly owned by the managed accounts;
         (vi) Mr. Jeffrey L. Gendell ("Mr. Gendell") with respect to the shares of Common Stock directly owned by Mr. Gendell, TP, TPP and the managed accounts. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TP, TPP, TM, TA and TOA is 237 Park Avenue, Suite 900, New York, New York 10017. The business address of Mr. Gendell is 237 Park Avenue, Suite 900, New York, New York 10017.

     (c) The principal business of each of TP and TPP is serving as a private investment limited partnership. The principal business of TM is serving as General Partner to TP and to TPP. The principal business of TA and TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients. Mr. Gendell serves as the Managing Member of TM, TA and TOA.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 45811E103                 13D                  Page 9 of 17 Pages


     (f) Each of TP and TPP is a limited partnership organized under the laws of the State of Delaware. Each of TM, TA and TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TP, TPP and the managed accounts is approximately $12,112,644. TM, TA and TOA do not directly own any shares of Common Stock.

     The shares of Common Stock purchased by Mr. Gendell, TP, TPP and the managed accounts were purchased with working capital and on margin. Mr. Gendell, TP, TPP, and the managed accounts conduct their margin transactions with ABN AMRO Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by Mr. Gendell, TP, TPP and the managed accounts may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Gendell, TP, TPP and the managed accounts as the case may be. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 45811E103                 13D                 Page 10 of 17 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 953,920
                         Percentage: 2.4%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 39,694,095 shares of Common Stock issued and outstanding as of December 10, 2001, as reflected in the Company's Form 10-K for the fiscal year ended September 30, 2001.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 953,920
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 953,920
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the General Partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not applicable.

      B. Tontine Power Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 25,000
                         Percentage: 0.1%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 25,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 25,000
              (c) TPP did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) TM, the General Partner of TPP, has the power to direct the affairs of TPP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not applicable.

      C.   Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 978,920
                         Percentage: 2.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 978,920
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 978,920
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d)  Not applicable.
              (e)  Not applicable.

CUSIP No. 45811E103                 13D                 Page 11 of 17 Pages

      D. Tontine Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 20,000
                         Percentage: 0.1%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 20,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 20,000
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the managed accounts in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Each of the clients of TA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
              (e) Not applicable.

      E. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 970,280
                         Percentage: 2.4%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 970,280
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 970,280
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the managed accounts in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule C and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
              (e) Not applicable.

      F.  Jeffrey L. Gendell
             (a) Aggregate number of shares beneficially owned: 2,084,500
                       Percentage:  5.3%
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: 1,969,200
                 3.  Sole power to dispose or direct the disposition: 115,300
                 4.  Shared power to dispose or direct the disposition:
                     1,969,200
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP, TPP and the managed acounts, which were all in the open market, are set forth in Schedules A, B and C and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.

CUSIP No. 45811E103                 13D                 Page 12 of 17 Pages

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 45811E103                 13D                 Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 7, 2002

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    Managing Member of
                                    Tontine Management, L.L.C.,
                                    General Partner of
                                    Tontine Partners, L.P. and
                                    Tontine Power Partners, L.P. and
                                    as Managing Member of
                                    Tontine Overseas Associates, L.L.C. and
                                    Tontine Associates, L.L.C.

CUSIP No. 45811E103                 13D                 Page 14 of 17 Pages


                                   Schedule A

                             Tontine Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
11/13/01                        21,600                    $4.01
11/26/01                        15,000                    $3.95
11/27/01                         6,000                    $3.93
11/28/01                        12,000                    $4.03
12/06/01                         6,000                    $3.98
12/07/01                         6,000                    $3.88
12/10/01                         6,000                    $3.79
12/11/01                         6,000                    $3.73
12/12/01                         6,000                    $3.57
12/13/01                         6,000                    $3.19
12/13/01                        12,000                    $3.44
12/14/01                         3,180                    $3.62
12/17/01                         9,000                    $3.94
12/18/01                        24,000                    $3.94
12/19/01                         5,880                    $4.03
12/20/01                        16,920                    $4.10
12/21/01                        60,000                    $3.89
12/27/01                        15,000                    $4.73
12/31/01                         6,240                    $5.19
01/02/02                        15,100                    $5.40
01/03/02                         6,000                    $5.88
01/04/02                        22,380                    $5.08

CUSIP No. 45811E103                 13D                 Page 15 of 17 Pages


                                   Schedule B

                  Tontine Associates, L.L.C. - Managed Accounts

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
12/13/01                        10,000                     $3.19
12/13/01                        15,000                     $3.43

CUSIP No. 45811E103                 13D                 Page 16 of 17 Pages


                                   Schedule C

             Tontine Overseas Associates, L.L.C. - Managed Accounts

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction       Client      Purchased/(Sold)        if any)
11/13/01                        14,400                     $4.01
11/26/01                        10,000                     $3.95
11/27/01                         4,000                     $3.93
11/28/01                         8,000                     $4.03
12/06/01                         4,000                     $3.98
12/07/01                         4,000                     $3.88
12/10/01                         4,000                     $3.79
12/11/01                         4,000                     $3.73
12/12/01                         4,000                     $3.57
12/13/01                         4,000                     $3.19
12/13/01                         8,000                     $3.43
12/14/01                         2,120                     $3.62
12/17/01                         6,000                     $3.94
12/18/01                        16,000                     $3.94
12/19/01                         3,920                     $4.03
12/20/01                        11,280                     $4.10
12/21/01                        40,000                     $3.89
12/27/01                        10,000                     $4.73
12/31/01                         4,160                     $5.19
01/02/02                        10,000                     $5.40
01/03/02                         4,000                     $5.88
01/04/02                        14,920                     $6.09

CUSIP No. 45811E103                 13D                 Page 17 of 17 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 7, 2002

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    Managing Member of
                                    Tontine Management, L.L.C.,
                                    General Partner of
                                    Tontine Partners, L.P. and
                                    Tontine Power Partners, L.P. and
                                    as Managing Member of
                                    Tontine Overseas Associates, L.L.C. and
                                    Tontine Associates, L.L.C.